DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

June 17, 2016

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. — Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 20, 2016
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Larry Spirgel dated May 26, 2016 with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”). The Company respectfully submits separately for your consideration proposed draft disclosures regarding the potential effect on our liquidity due to the Brazilian government’s reduction in the frequency of payments under the FIES program. For your convenience, we have provided a clean and marked copy of the disclosures that show changes from the disclosure included in the Registration Statement filed with the Commission on May 20, 2016.

For your convenience, your comment has been reproduced in bold below, together with the Company’s response. Defined terms used herein shall have the meaning specified in the Registration Statement.

General

1.                                      We refer to your discussion of regulatory changes in Brazil affecting higher education. You state that these program changes had an adverse impact on you in 2015 and are likely to have an adverse impact on you in 2016. It is not clear how and to what extent these changes impacted your results of operations in 2015 and how you expect them to affect you in 2016. Accordingly, please expand your disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a more informative analysis and discussion of the effect on your results of operations in 2015 and how you expect these changes to impact your revenue and related income in 2016. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release No. 33-8350.

Response:

The Company’s statement regarding the adverse impact of the program changes was not intended to disclose a material impact on operating results, but rather was intended to refer primarily to the challenging economic conditions in Brazil and the potential effect on its liquidity due to the Brazilian government’s reduction in the frequency of payments. The Company’s new enrollments of students in the FIES program decreased from 2014 to 2015; however, this did not have a material impact on the Company’s results of operations in 2015 since overall enrollments for all students in Brazil increased in 2015. Based on the Company’s 2016 projections, the Company expects total enrollments in Brazil to remain relatively the same.

For your convenience, we have provided a marked copy of the disclosures that show changes from the disclosure included in the Registration Statement filed with the Commission on May 20, 2016. The Company will file an amendment to the Registration Statement that includes these disclosures after the Company has resolved the Staff’s comment.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:                                Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.

Michael J. Stein, Esq.

DLA Piper LLP (US)

Joseph H. Kaufman, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP

2

PROPOSED ADDITIONAL DISCLOSURE TO LIQUIDITY AND
CAPITAL RESOURCES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources, page 132

FIES Payment Plan

The Brazilian government implemented changes to the FIES program in 2015 which included extending the payment period from the government to the participating institutions. Our total FIES receivable balance at December 31, 2015 was approximately $78.3 million, compared to a balance of approximately $24.0 million at December 31, 2014. The increase in total FIES receivables was caused by a delay in the receipt of funds from the Brazilian government. The government has implemented a payment plan for all outstanding 2015 FIES amounts. We expect to receive payments on the outstanding 2015 FIES balances of 25 percent by June 30, 2016, 25 percent by June 30, 2017 and 50 percent by June 30, 2018. Each payment will include an adjustment based on the Brazilian inflation index. If the payments are not received by the due dates, it will have a negative impact on our operating cash flows. See also Note 19, Legal and Regulatory in our consolidated financial statements included elsewhere in this prospectus.

MARKED SECTIONS OF FORM S-1

BUSINESS

Government-Sponsored Student Financing Programs, page 182

~~These program changes had an adverse impact on us in 2015 and are likely to have an adverse impact on us in 2016.~~

Brazil’s economy continues to present challenges to growth and create pricing pressures in the education sector. Our new student enrollment in Brazil was negatively affected by these conditions as well as the changes to the FIES program. If economic conditions continue to weaken and the Brazilian government implements additional austerity measures, our ability to grow our student enrollment in Brazil may be further negatively affected. The Brazilian government’s changes to the FIES program resulted in a substantial increase in the total number of new FIES contracts in that country in 2014, an election year, and then a reduction in the total number of new FIES contracts, from over 700,000 in 2014 to approximately 300,000 in 2015. As a result, Laureate’s new enrollments of students in the FIES program also decreased similarly in 2015; however, this did not have a material impact on our 2015 results of operations since total enrollments for all students increased in 2015. Any potential impact on total enrollment would not occur until the FIES students from the expansion of the program have graduated, and would depend on the Brazilian government’s commitment to the FIES program. In addition, the

Brazilian government reduced the frequency of payments to participating institutions during 2015.

INDUSTRY REGULATION

Student financing program, page 208

~~These program changes had an adverse impact on us in 2015 and are likely to have an adverse impact on us in 2016.~~

Brazil’s economy continues to present challenges to growth and create pricing pressures in the education sector. Our new student enrollment in Brazil was negatively affected by these conditions as well as the changes to the FIES program. If economic conditions continue to weaken and the Brazilian government implements additional austerity measures, our ability to grow our student enrollment in Brazil may be further negatively affected. The Brazilian government’s changes to the FIES program resulted in a substantial increase in the total number of new FIES contracts in that country in 2014, an election year, and then a reduction in the total number of new FIES contracts, from over 700,000 in 2014 to approximately 300,000 in 2015. As a result, Laureate’s new enrollments of students in the FIES program also decreased similarly in 2015; however, this did not have a material impact on our 2015 results of operations since total enrollments for all students increased in 2015. Any potential impact on total enrollment would not occur until the FIES students from the expansion of the program have graduated, and would depend on the Brazilian government’s commitment to the FIES program. In addition, the Brazilian government reduced the frequency of payments to participating institutions during 2015.

FINANCIAL STATEMENTS

Note 19. Legal and Regulatory Matters, page F-117

~~These program changes had an adverse impact on us in 2015 and are likely to have an adverse impact on us in 2016.~~

The Brazilian government’s changes to the FIES program resulted in a substantial increase in the total number of new FIES contracts in that country in 2014, an election year, and then a reduction in the total number of new FIES contracts, from over 700,000 in 2014 to approximately 300,000 in 2015. As a result, Laureate’s new enrollments of students in the FIES program also decreased similarly in 2015; however, this did not have a material impact on our 2015 results of operations since total enrollments for all students increased in 2015. Any potential impact on total enrollment would not occur until the FIES students from the expansion of the program have graduated, and would depend on the Brazilian government’s commitment to the FIES program. In addition, as discussed above, the Brazilian government reduced the frequency of payments to participating institutions during 2015.

Note 16. Legal and Regulatory Matters, page F-163

~~These program changes had an adverse impact on us in 2015 and are likely to have an adverse impact on us in 2016.~~

 The Brazilian government’s changes to the FIES program resulted in a substantial increase in the total number of new FIES contracts in that country in 2014, an election year, and then a reduction in the total number of new FIES contracts, from over 700,000 in 2014 to approximately 300,000 in 2015. As a result, Laureate’s new enrollments of students in the FIES program also decreased similarly in 2015; however, this did not have a material impact on our 2015 results of operations since total enrollments for all students increased in 2015. Any potential impact on total enrollment would not occur until the FIES students from the expansion of the program have graduated, and would depend on the Brazilian government’s commitment to the FIES program. In addition, as discussed above, the Brazilian government reduced the frequency of payments to participating institutions during 2015.